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                                                                    Exhibit 99.5

To:   Lynx Therapeutics, Inc.,
      25861 Industrial Boulevard
      Hayward
      California 94545
      (the "OFFEROR")

                                                                 _________, 2004

Dear Sirs,

1. All defined terms herein shall have the meanings given in the Company Support Agreement between Offeror and Offeree dated 28 September 2004 ("CSA") unless otherwise defined herein.

2. In consideration of the Offeror agreeing to make the Offer I hereby irrevocably undertake, represent and warrant to the Offeror as follows:-

         (A) I shall accept or procure acceptance of the Offer in accordance with its terms in respect of all the Shares held by the Offeree by not later than 5.00 p.m. California time on the tenth Business Day after the despatch of the Offer Documents, and shall forward or procure that there is forwarded, with such acceptance, the share certificates or other documents of title in respect of the Shares in accordance with the terms of the Offer;

         (B) I shall not withdraw my acceptance(s) and shall procure that my acceptance(s) is not withdrawn in respect of all or any of the Shares provided however that in the event that immediately prior to the First Closing Date acceptances have been received by Parent in respect of all shares in the capital of the Company, I shall, and shall be entitled to, withdraw my acceptance in respect of one (and only one) of the Shares held by me;

         (C) until the earlier of the First Closing Date or the Expiration Date I shall not accept or solicit any exchange offer commenced by a third party other than Parent or any Subsidiary of Parent with respect to the Shares.

3. I agree and consent to the deletion of Clause 2 of the CSA ("Irrevocable Undertaking to Accept Offer"), and such Clause 2 shall forthwith cease to have effect. All other terms of the CSA shall remain valid and binding.

4. This undertaking shall not be binding upon Offeree in the event that the Acquisition Agreement is amended by the parties thereto to lower or change the form of consideration set forth in the Acquisition Agreement.

5. This undertaking shall be governed by, and construed in accordance with, English law and the English courts shall have exclusive jurisdiction to determine all disputes in relation to it. I agree that if I should fail to accept, or procure the acceptance of, the Offer in accordance with my obligations under this undertaking or should otherwise be in breach of any of my obligations under this undertaking, an order of specific performance will be the only adequate remedy.

6. In the case where the Shares are registered in the name of a nominee, I shall direct the nominee to act as if the nominee were bound by the terms of this irrevocable undertaking and I shall use my best endeavours to do all acts and things necessary to carry the terms hereof into effect as if I had been the registered holder of the Offeree Shares registered in the name of such nominee.

7. In the event that the First Closing shall not have taken place before 31 March 2005 this irrevocable undertaking shall automatically lapse and be of no further force or effect and no party to it shall have any claim against the other save in respect of any antecedent breach of its terms.

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8.       The benefit of this undertaking may not be assigned by you or your successors.

9.       This undertaking may be executed in more than one part.

This undertaking is entered into on the date appearing at the top of page 1.



I agree and accept the terms of this undertaking.


--------------------------
Director
For and on behalf of
Lynx Therapeutics, Inc.


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